UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

O2Micro International Ltd.
(Name of Issuer)

American Depositary Receipts representing Ordinary Shares
(Title of Class of Securities)

67107W100
(CUSIP Number)

March 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
X     Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 67107W100

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Capital Research and Management Company 95-1411037
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,895,000
	6	SHARED VOTING POWER NONE
	7	SOLE DISPOSITIVE POWER 194,750,000
	8	SHARED DISPOSITIVE POWER NONE
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,750,000 Beneficial ownership disclaimed pursuant to Rule 13d-4
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA
CUSIP: 67107W100

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SMALLCAP World Fund, Inc. 95-4253845
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER NONE
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER NONE
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,750,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV
CUSIP: 67107W100

Amendment No. 1

Item 1(a) Name of Issuer:
O2Micro International Ltd.

Item 1(b) Address of Issuer’s Principal Executive Offices:
3118 Patrick Henry Drive
Santa Clara CA 95054

Item 2(a) Name of Person(s) Filing:
Capital Research and Management Company and SMALLCAP World Fund, Inc.

Item 2(b) Address of Principal Business Office or, if none, Residence:
333 South Hope Street
Los Angeles, CA 90071

Item 2(c) Citizenship: N/A

Item 2(d) Title of Class of Securities:
American Depositary Receipts representing Ordinary Shares

Item 2(e) CUSIP Number:
67107W100

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(d) X  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)  X  An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

Item 4 Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See pages 2 and 3

(a)	Amount beneficially owned:
(b)	Percent of class:
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:
(ii)	Shared power to vote or to direct the vote:
(iii)	Sole power to dispose or to direct the disposition of:
(iv)	Shared power to dispose or to direct the disposition of:

Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 194,750,000 shares or 10.2% of the 38,188,000 shares of American Depositary Receipts representing Ordinary Shares believed to be outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

SMALLCAP World Fund, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research and Management Company, is the beneficial owner of 152,750,000 shares or 8.0% of the 38,188,000 shares of American Depositary Receipts representing Ordinary Shares believed to be outstanding.

CUSIP: 67107W100

All of the shares reported are held in the form of American Depositary Shares, which each represent 50 Ordinary Shares.

Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6 Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.: N/A

Item 8 Identification and Classification of Members of the Group: N/A

Item 9 Notice of Dissolution of Group: N/A

Item 10 Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 10, 2006

Signature:	*Paul G. Haaga, Jr.
Name/Title:	Paul G. Haaga, Jr., Executive Vice President
Capital Research and Management Company

Date:	April 10, 2006

Signature:	*Chad L. Norton
Name/Title:	Chad L. Norton, Secretary
SMALLCAP World Fund, Inc.

*By	/s/ James P. Ryan
James P. Ryan
Attorney-in-fact

Signed pursuant to a Power of Attorney dated January 10, 2005 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on August 16, 2005 with respect to Advanced Energy Industries.

CUSIP: 67107W100

Capital Research and Management Company ("CRMC") and SMALLCAP World Fund, Inc. ("SCWF") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of American Depositary Receipts representing Ordinary Shares issued by O2Micro International Ltd.

CRMC and SCWF state that they are each entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act.

CRMC and SCWF are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.

CAPITAL RESEARCH AND MANAGEMENT COMPANY
BY:	*Paul G. Haaga, Jr.
Paul G. Haaga, Jr., Executive Vice President Capital Research and Management Company

SMALLCAP WORLD FUND, INC.
BY:	*Chad L. Norton
Chad L. Norton, Secretary SMALLCAP World Fund, Inc.

*By	/s/ James P. Ryan
James P. Ryan Attorney-in-fact

Signed pursuant to a Power of Attorney dated January 10, 2005 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on August 16, 2005 with respect to Advanced Energy Industries.

CUSIP: 67107W100